                                 FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934


For the fiscal year ended June 30, 1994

                                       OR


[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934


For the transition period from ___________ to _____________


Commission file number 1-4802


                         BECTON, DICKINSON AND COMPANY
                             SAVINGS INCENTIVE PLAN
                            (Full title of the plan)


                         BECTON, DICKINSON AND COMPANY
            (Name of issuer of securities held pursuant to the plan)



                 1 Becton Drive
             Franklin Lakes, New Jersey             07417-1880
       (Address of principal executive office)      (Zip Code)



                              (201) 847-6800
                            (Telephone Number)

1.  Financial Statements and Schedules.
    ----------------------------------

         The following financial data for the Plan are submitted herewith:



    Report of Independent Auditors

    Statements of Net Assets Available for
    Plan Benefits

    Statement of Changes in Net Assets
    Available for Plan Benefits

    Notes to Financial Statements


    Item 27a - Schedule of Assets Held for
    Investment Purposes

    Item 27d - Schedule of Reportable Transactions


2.  Exhibits.
    --------

         See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                                   SIGNATURES
                                   ----------


        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Incentive Plan Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                                 BECTON, DICKINSON AND COMPANY
                                 SAVINGS INCENTIVE PLAN




Date:  December 23, 1994              /s/ Richard A. Weimert
                                 ----------------------------------
                                       Richard A. Weimert
                                     Member, Savings Incentive
                                         Plan Committee

                         Becton, Dickinson and Company
                             Savings Incentive Plan

                       Financial Statements and Schedules

                             June 30, 1994 and 1993



                                    CONTENTS

Report of Independent Auditors..................................  F-1

Financial Statements

Statements of Net Assets Available for Plan Benefits............  F-2
Statement of Changes in Net Assets Available for Plan Benefits..  F-4
Notes to Financial Statements...................................  F-5

Schedules

Item 27a - Schedule of Assets Held for Investment Purposes......  F-11
Item 27d - Schedule of Reportable Transactions..................  F-13


                         Report of Independent Auditors


Savings Incentive Plan Committee
Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for plan benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at June 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended June 30, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

September 28, 1994

                         Becton, Dickinson and Company
                            Savings Incentive Plan

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1994


                                                            BECTON,       BECTON,
                                                           DICKINSON     DICKINSON
                                 FIXED         S&P 500    AND COMPANY   AND COMPANY               MIDCAP     LOANS
                                 INCOME         INDEX        COMMON      PREFERRED    BALANCED    INDEX    RECEIVABLE
                                  FUND          FUND       STOCK FUND    STOCK FUND     FUND       FUND     ACCOUNT       TOTAL
                          ---------------------------------------------------------------------------------------------------------

ASSETS
Investments:
Becton, Dickinson and
 Company Common Stock at
 fair value (1,634,649
 shares, cost--$28,686,755)                                $66,723,083  $    93,195                                     $ 66,816,278
Becton, Dickinson and
 Company Series B ESOP
 Convertible Preferred
 Stock at fair value
 (961,221 shares, cost--
 $56,727,478) (Note 6)                                                   62,863,850                                       62,863,850
State Street Bank and
  Trust Company S&P 500
  Flagship Fund at fair
  value (462,927 units,
  cost--$25,872,144)                         $31,132,282                                                                  31,132,282
State Street Bank and
 Trust Company of Boston
 MidCap Index Fund at fair
 value (55,375 shares,
 cost--$916,464)                                                                                 $916,464                    916,464
Investment Contracts at
 contract value
 (equivalent to cost):
New York Life Insurance
 Company                       $ 24,500,257                                                                               24,500,257
Hartford Life Insurance
 Company                         11,548,342                                                                               11,548,342
Continental Assurance
 Company                         26,553,032                                                                               26,553,032
John Hancock Mutual Life
 Insurance Company               17,091,050                                                                               17,091,050
Provident National
 Assurance Company                2,110,581                                                                                2,110,581
Allstate Life Insurance
 Company                          8,252,702                                                                                8,252,702
The Prudential Insurance
 Company of America              20,163,161                                                                               20,163,161
State Mutual Life
 Assurance Company of
 America                          3,165,503                                                                                3,165,503
The Canada Life Assurance
 Company                          4,138,345                                                                                4,138,345
Peoples Security Life
 Insurance Company                9,996,585                                                                                9,996,585
Metropolitan Life
 Insurance Company               16,091,694                                                                               16,091,694
United of Omaha Life
 Insurance Company                3,011,910                                                                                3,011,910
                           ---------------------------------------------------------------------------------------------------------
Total investments               146,623,162   31,132,282    66,723,083   62,957,045               916,464                308,352,036

Receivables:
Interest                            882,908                      6,355        3,835                                          893,098
Dividends                                                      304,886          449                                          305,335
Participants' contributions          33,079      164,443                                                                     197,522
Employer contributions                                                    3,585,301                                        3,585,301
Loan repayments                      16,530       14,433        11,336                                                        42,299
Loans receivable from                                                                                      $10,899,746    10,899,746
 participants (Note 2)
Other                                                                                $   21,150    13,480                     34,630

Cash and cash equivalents         6,785,546                    756,074    1,886,469   1,883,807                           11,311,896
                           ---------------------------------------------------------------------------------------------------------
Total assets                    154,341,225   31,311,158    67,801,734   68,433,099   1,904,957   929,944   10,899,746   335,621,863

LIABILITIES
Accrued interest payable                                                  2,447,830                                        2,447,830
 Payable for investments
  purchased                       3,388,944                                                                                3,388,944
Debt obligations (Notes 6
 and 7)                                                                  51,805,918                                       51,805,918
                           ----------------                           -------------                                   --------------
Total liabilities                 3,388,944                              54,253,748                                       57,642,692
                           ---------------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits                 $150,952,281  $31,311,158   $67,801,734  $14,179,351  $1,904,957  $929,944  $10,899,746  $277,979,171
                           =========================================================================================================


                         Becton, Dickinson and Company
                            Savings Incentive Plan

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1993


                                                     BECTON, DICKINSON      BECTON, DICKINSON AND
                                                     AND COMPANY COMMON        COMPANY PREFERRED
                           FIXED        S&P 500          STOCK FUND               STOCK FUND           LOANS
                          INCOME         INDEX                                                       RECEIVABLE
                           FUND          FUND                                                         ACCOUNT        TOTAL
                           ---------------------------------------------------------------------------------------------------------

ASSETS
Investments:
Becton, Dickinson and
 Company Common Stock at
 fair value (1,674,761
 shares, cost--$27,888,416)                                $66,982,920          $     7,520                          $66,990,440
Becton, Dickinson and
 Company Series B ESOP
 Convertible Preferred
 Stock at fair value
 (988,810 shares,
 cost--$58,340,632)(Note 6)                                                      63,283,854                           63,283,854
State Street Bank and
 Trust Company S&P 500
 Flagship Fund at fair
 value (416,217 units,
 cost--$21,833,922)                          $27,588,959                                                              27,588,959
Investments Contracts at
 contract value
 (equivalent to cost):
New York Life Insurance
 Company                      $ 26,310,498                                                                            26,310,498
Hartford Life Insurance
 Company                        11,312,616                                                                            11,312,616
Continental Assurance
 Company                        24,304,835                                                                            24,304,835
John Hancock Mutual Life
 Insurance Company               9,223,169                                                                             9,223,169
Provident National
 Assurance Company              12,302,199                                                                             12,302,199
Connecticut Mutual Life
 Insurance Company              17,497,305                                                                             17,497,305
The Prudential Insurance
 Company of America             33,447,477                                                                             33,447,477
State Mutual Life
 Assurance Company of
 America                         3,165,503                                                                              3,165,503
The Canada Life Assurance
 Company                         4,111,952                                                                              4,111,952
Peoples Security Life
 Insurance Company               5,006,135                                                                              5,006,135
                               --------------------------------------------------------------------------             -----------
Total investments              146,681,689   27,588,959     66,982,920               63,291,374                       304,544,942


Receivables:
Interest                           928,747                       2,327                    2,755                           933,829
Dividends                                                      274,803                      293                           275,096
Participants' contributions        100,424      138,023                                                                   238,447
Employer contributions                                          21,478                3,405,301                         3,426,779
Loan repayments                     32,955        5,893         39,910                                                     78,758
Loans receivable from
 participants (Note 2)                                                                                     $9,749,676   9,749,676
Receivable for investment
 sold                                                                                     2,741                             2,741
Cash and cash equivalents        1,270,412                   1,209,430                1,931,746                         4,411,588
                           ---------------------------------------------------------------------------------------------------------
Total assets                   149,014,227   27,732,875     68,530,868               68,634,210             9,749,676 323,661,856


LIABILITIES
Accrued interest payable                                                              2,578,045                         2,578,045
Payable for investments
 purchased                                                     349,990                                                    349,990
Debt obligations (Notes 6
 and 7)                                                                              54,561,814                        54,561,814
                                                       --------------------------------------------------            ---------------
Total liabilities                                              349,990               57,139,859                        57,489,849
                           ---------------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits                $149,014,227  $27,732,875    $68,180,878              $11,494,351         $9,749,676   $266,172,007
                           =========================================================================================================

See accompanying notes.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

        Statement of Changes in Net Assets Available for Plan Benefits

                           Year ended June 30, 1994

                                                                BECTON,         BECTON,
                                                             DICKINSON AND     DICKINSON
                                  FIXED          S&P 500        COMPANY       AND COMPANY
                                 INCOME           INDEX       COMMON STOCK     PREFERRED
                                  FUND            FUND            FUND        STOCK FUND
                           ---------------------------------------------------------------
Additions:
Participants' contributions    $ 21,457,009     $ 6,430,163    $ 1,974,317
Company contributions                                            4,420,348     $ 4,167,821
Loan repayments                   2,632,008         693,964      1,537,403
Interest income                  11,173,479           1,594         30,815          21,004
Dividends                                                        1,217,634       3,741,081
Transfers between funds          (2,729,783)        638,810       (743,928)
                           ----------------------------------------------------------------
                                 32,532,713       7,764,531      8,436,589       7,929,906

Deductions:
Distributions to
 participants                    27,178,232       3,729,549      8,113,069       1,279,929
Forfeitures                                                        123,756          60,143
Loan withdrawals                  3,416,427         781,842      1,498,086         249,045
Interest expense                                                                 4,895,659
                           ---------------------------------------------------------------
                                 30,594,659       4,511,391      9,734,911       6,484,776
Net appreciation in fair
 value of investments                               325,143        919,178       1,239,870
                           ----------------------------------------------------------------
Net increase                      1,938,054       3,578,283       (379,144)      2,685,000

Net assets available for
 plan benefits at
 beginning of year              149,014,227      27,732,875     68,180,878      11,494,351
                           ----------------------------------------------------------------
Net assets available for
 plan benefits at end of
 year
(Note 3)                       $150,952,281     $31,311,158    $67,801,734     $14,179,351
                           ================================================================


                                                          LOANS
                              BALANCED    MIDCAP        RECEIVABLE
                                FUND    INDEX FUND       ACCOUNT        TOTAL
                            ----------------------------------------------------


Additions:
Participants' contributions                                          $29,861,489
Company contributions                                                  8,588,169
Loan repayments                                     $(4,863,375)              --
Interest income                                         699,316       11,926,208
Dividends                                                              4,958,715
Transfers between funds    $1,904,957  $929,944                               --
                           -----------------------------------------------------
                            1,904,957   929,944      (4,164,059)      55,334,581

Deductions:
Distributions to
 participants                                           631,271       40,932,050
Forfeitures                                                              183,899
Loan withdrawals                                     (5,945,400)              --
Interest expense                                                       4,895,659
                                               ---------------------------------
                                                     (5,314,129)      46,011,608
Net appreciation in fair
 value of investments                                                  2,484,191
                           -----------------------------------------------------
Net increase                1,904,957   929,944       1,150,070       11,807,164

Net assets available for
 plan benefits at
 beginning of year                                    9,749,676      266,172,007
                           -----------------------------------------------------
Net assets available for
 plan benefits at end of
 year
(Note 3)                   $1,904,957  $929,944     $10,899,746     $277,979,171
                           ======================================================

See accompanying notes.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


1.  SIGNIFICANT ACCOUNTING POLICIES

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments in securities are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of investments is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 160% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. On February 26, 1993, Becton, Dickinson and Company distributed to shareholders one additional share of common stock for each share owned on January 29, 1993. Accordingly, all Becton, Dickinson and Company common stock per share data have been restated to reflect the stock split. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Cash equivalents are stated at cost, which approximates fair value. The Company considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Plan are charged to the Plan. All other costs and expenses of the Plan are paid for by Becton, Dickinson and Company.

2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") who have met defined service requirements are eligible for participation in the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 16% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Compensation is limited to $150,000 subject to annual indexing by the Internal Revenue Code.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 40l(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

Employee contributions are invested in five funds as described below:

 Fixed Income Fund (Fund A): A fixed income fund with the full principal amount of employee contributions guaranteed by the Company.

 S&P 500 Index Fund (Fund B): A diversified portfolio of common stocks and securities convertible into common stock. The Trustee's investment approach will be to hold all the common stocks included in Standard and Poor's 500 Stock Index (S&P 500) and, as a result, to produce an investment return very similar to that of the Index.

 Becton, Dickinson and Company Common Stock Fund (Fund D): A fund which is comprised entirely of the Company's common stock.

 Balanced Fund (Fund F): A balanced fund comprised of fixed income securities, common stocks and convertible securities.

 MidCap Index Fund (Fund G): An equities fund which seeks greater capital appreciation than the S&P 500 Index Fund, through investing in common stock and convertible securities.

At June 30, 1994, approximately $2.8 million was transferred from Funds A, B and D to establish Funds F and G.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (CONTINUED)

Employee contributions are invested, at the option of the employee, in Fund A, B, D, F or G in any combination of 1%, with a maximum of 50% being contributed to Fund D.

The assets of the Fixed Income Fund (Fund A) are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity.

State Street Bank & Trust Company is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Index Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. PRIMCO Capital Management Inc. is the investment manager of the Fixed Income Fund. Wells Fargo Nikko Investment Advisors is the investment manager of the Balanced Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions. For recordkeeping purposes, separate funds have been created to account for the respective contributions. These funds are referred to as Fund C for employer matching contributions and Fund D for employee contributions. Funds C and D have been combined into one investment fund referred to as the Company Common Stock Fund.

Any portion of the Funds, pending permanent investment or distribution, may be invested in short-term securities.

The Company implemented an Employee Stock Ownership Plan (ESOP) whereby Fund E was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Refer to Note 6.

The Plan also has a loan provision whereby employees are allowed to take loans on their vested account balances. Loans bear a rate of interest which is set annually and employees are required to pay installment payments, at least monthly. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is cancelled and deemed a distribution under the Plan.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)

2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides for vesting in employer matching contributions based on months of participation as follows:


 FULL MONTHS OF PARTICIPATION   PERCENTAGE
- ------------------------------------------


Less than 24 months                      0%
24 but less than 36 months              50%
36 but less than 48 months              75%
48 months or more                      100%

Any participating employee with 5 or more years of service will have a 100% vested percentage in the Company's matching contributions. Also, participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Assets allocated to participants who have withdrawn from the Plan as of June 30, 1994 and 1993 amounted to $4,360,000 and $2,160,000, respectively. For the purpose of preparing the Plan's Form 5500, assets allocated to participants who have withdrawn from the Plan are recorded as liabilities.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


3.  UNIT VALUES

The number of units and unit values of each Fund at June 30, 1994 and 1993 were as follows:

                                          NUMBER OF          UNIT/SHARE
                                         UNITS/SHARES           VALUE
                                         ------------------------------
June 30, 1994:
Fixed Income Fund                          22,320,852        $ 6.762837
S&P 500 Index Fund                          2,368,030         13.222450
Becton, Dickinson and Company Common        7,257,417          9.342406
 Stock Fund
Becton, Dickinson and Company Preferred       238,675         65.400000
 Stock Fund
Balanced Fund                               1,904,957          1.000000
MidCap Index Fund                             929,944          1.000000

June 30, 1993:
Fixed Income Fund                          23,804,485          6.259922
S&P 500 Index Fund                          2,136,750         12.978998
Becton, Dickinson and Company Common        7,756,171          8.790533
 Stock Fund
Becton, Dickinson and Company Preferred       199,054         64.000000
 Stock Fund

6,345,011 units and 912,406 units of the Company Common Stock Fund were related to Funds C and D, respectively, as of June 30, 1994. As of June 30, 1993, 7,107,437 units and 648,734 units of the Company Common Stock Fund were related to Funds C and D, respectively. In Fund E, 238,675 and 199,054 of the total preferred shares of 961,221 and 988,810 held as of June 30, 1994 and 1993, respectively, were allocated to participant accounts.

4.  INCOME TAX STATUS

The Internal Revenue Service has ruled (February 28, 1992) that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


5.  RELATED PARTY TRANSACTIONS

During the year ended June 30, 1994, the Plan purchased and distributed 109,950 shares and 150,062 shares, respectively, of the Company's common stock and received $1,217,634 in dividends from the Company. In addition, the Plan distributed 27,589 shares of the Series B ESOP convertible preferred stock and received $3,741,081 in dividends from the Company.

6.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Company maintains an Employee Stock Ownership Plan (ESOP) as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 1.6 shares of the Company's common stock at a conversion price of $36.88 per share. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not enough to fully match the participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund (Fund C).

7.  DEBT OBLIGATIONS

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004, require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 1995 to 1999 are as follows: 1995--$3,029,000; 1996--$3,330,000; 1997--
$3,660,000; 1998--$4,023,000; and 1999--$4,422,000.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

           Item 27a--Schedule of Assets Held for Investment Purposes

                                 June 30, 1994


      IDENTITY OF ISSUE, BORROWER,          NUMBER                    CONTRACT
LESSOR OR SIMILAR PARTY AND DESCRIPTION   OF UNITS OR                 OR FAIR
             OF INVESTMENT                  SHARES         COST        VALUE
- --------------------------------------------------------------------------------
STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Common
 Stock                                      1,634,649  $28,686,755  $66,816,278

STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Series B
 ESOP Convertible Preferred Stock             961,221   56,727,478   62,863,850


STATE STREET BANK & TRUST COMPANY
S&P 500 Flagship Index Fund                   462,927   25,872,144   31,132,282

STATE STREET BANK & TRUST COMPANY
MidCap Index Fund                              55,375      916,464      916,464

NEW YORK LIFE INSURANCE COMPANY
GIC #GA/05971, due 6/5/96, at 9.500%                    11,244,904   11,244,904
GIC #GA/06487, due 3/3/97, at 6.700%                     3,080,400    3,080,400
GIC #GA/06487002, due 9/2/97, at 6.150%                  5,235,890    5,235,890
GIC #GA/20038/18D, due 12/30/98, at
 5.590%                                                  4,939,063    4,939,063

HARTFORD LIFE INSURANCE COMPANY
GIC #GA/9280, due 3/4/96, at 7.030%                      3,530,642    3,530,642
GIC #GA/9367, due 6/19/95, at 6.580%                     4,985,500    4,985,500
GIC #GA/9409, due 3/20/95, at 5.680%                     3,032,200    3,032,200

THE CANADA LIFE ASSURANCE COMPANY
GIC #P/45685, due 11/25/97, at 6.900%                    4,138,345    4,138,345

PEOPLES SECURITY LIFE INSURANCE COMPANY
#BDA00027TR1, due 4/27/98, at 5.380%                     5,001,155    5,001,155
#BDA00027TR2, due 10/15/98, at 5.580%                    1,991,215    1,991,215
#BDA00027TR3, due 9/15/98, at 5.410%                     3,004,215    3,004,215

* As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

     Item 27a--Schedule of Assets Held for Investment Purposes (continued)

                                 June 30, 1994

      IDENTITY OF ISSUE, BORROWER,         NUMBER                    CONTRACT
LESSOR OR SIMILAR PARTY AND DESCRIPTION   OF UNITS                   OR FAIR
             OF INVESTMENT                OR SHARES      COST         VALUE
- -------------------------------------------------------------------------------


JOHN HANCOCK MUTUAL LIFE INSURANCE
 COMPANY
GIC #GA/6357, due 6/25/97, at 5.720%                 $  2,730,998  $  2,730,998
GIC #GA/7039, due 9/3/96, at 5.100%                     2,120,126     2,120,126
GIC #GA/7035, due 2/3/97, at 5.350%                     2,033,984     2,033,984
GIC #GA/7238, due 11/12/98, at 5.740%                   5,205,023     5,205,023
GIC #GA/7433, due 5/1/04, at 6.940%                     5,000,919     5,000,919

CONTINENTAL ASSURANCE GROUP
GIC #GP/12448, due 5/3/95, at 9.250%                   26,553,032    26,553,032

PROVIDENT NATIONAL ASSURANCE COMPANY
GIC #627/05483/01A, due 9/28/95, at                     2,110,581     2,110,581
 4.630%

THE PRUDENTIAL INSURANCE COMPANY OF
 AMERICA
GIC #GA/6681, due 2/27/97, at 9.160%                   20,163,161    20,163,161

STATE MUTUAL LIFE ASSURANCE COMPANY OF
 AMERICA
GIC #GA/9188/OA, due 7/21/94, at 6.420%                 3,165,503     3,165,503

ALLSTATE LIFE INSURANCE COMPANY
GIC #GA/5483, due 7/28/98, at 6.000%                    3,106,950     3,106,950
GIC #GA/5537, due 4/01/98, at 5.500%                    5,145,752     5,145,752

METROPOLITAN LIFE INSURANCE COMPANY
GIC #GA/13669, due 1/15/99, at 5.760%                  16,091,694    16,091,694

UNITED OF OMAHA LIFE INSURANCE COMPANY
GIC #SDGA/10801, due 5/9/97, at 6.900%                  3,011,910     3,011,910
                                                    ----------------------------
Total investments                                     258,826,003   308,352,036

Loan receivable from participants
 (original loan amounts ranging from
 $1,000 to $50,000 bearing interest at
 rates ranging from 7% to 11.5%)                       10,899,746    10,899,746
                                                    ----------------------------
                                                     $269,725,749  $319,251,782
                                                    ============================


                         Becton, Dickinson and Company
                             Savings Incentive Plan

                 Item 27d--Schedule of Reportable Transactions

                            Year ended June 30, 1994

                                                  TOTAL
                                                NUMBER OF      AGGREGATE      AGGREGATE     GAIN
                               DESCRIPTION OF   PURCHASES      VALUE OF        VALUE OF      OR
IDENTITY OF PARTY INVOLVED         ASSETS       OR SALES       PURCHASES        SALES      (LOSS)
- -------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF
 TRANSACTIONS IN EXCESS OF 5%
Purchases:
Connecticut Mutual Life
 Insurance Company GIC
 #70731                             GIC             11          $ 7,067,996
Metropolitan Life
 Insurance Company GIC
 #GAC/13669                         GIC             12           16,091,694
Provident National
 Assurance Company GIC
 #027/04196/02A                     GIC             12            6,002,647

Sales:
Connecticut Mutual Life
 Insurance Company GIC
 #70731                             GIC              4                         $24,565,301
Provident National
 Assurance Company GIC
 #027/04196/02A                     GIC              3                          16,287,661

There were no category (i), (ii), or (iv) reportable transactions during 1994.

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                                         Method of
     Number              Description                 Filing
     -------             -----------                 ---------

        23               Consent of Independent      Filed with
                         Auditors                    this report